FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2009

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ SHMA DUMOULIN By SHMA DUMOULIN SECRETARY

Date: 7 May 2009

                                                 EXHIBIT INDEX
                                                 -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                             Notice to Euronext, Amsterdam dated 7 May 2009

                                                 1st Quarter Results

Exhibit 99

SOLID START TO 2009 WITH 4.8% ORGANIC GROWTH

Key Financials

(unaudited, at current rates)	First Quarter 2009
Turnover (€ million)	9,505	-1%

Operating profit (€ million)	1,234	-32%
Operating profit before RDIs* (€ million)	1,392	-2%

Net profit (€ million)	803	-43%
Net profit before RDIs* (€ million)	917	-13%

Earnings per share (€)	0.26	-44%
Earnings per share before RDIs* (€)	0.30	-13%
* RDIs: Restructuring, disposals and other one-off items

Note: operating profit in the first quarter of 2008 included profits on disposal of €517 million pre-tax.

Highlights

•

Underlying sales growth of 4.8% with 6.8% coming from carry-over pricing and volumes lower by 1.8%.
Turnover 0.7% below last year including currency movements (-2.0%) and disposals/acquisitions (-3.3%).

•	All categories grew, with the top 13 'billion euro' brands showing faster pick-up, being among the first to benefit from the increased customer and consumer focus.

•	Developing and Emerging markets holding up, with double-digit growth. Improved performance in the US. Underlying sales down in Western Europe in continued challenging market conditions.

•

Operating margin before RDIs down by 30 basis points reflecting the dilution from the impact of disposals. Gross margin down by 190 basis points as a result of commodity cost increases, including currency effects. Advertising and promotions lower by 110 basis points, driven by efficiencies and, especially, innovation phasing. Overheads reduced by 50 basis points, boosted by accelerating savings programmes.

•	Earnings per share before RDIs down 13%, mainly reflecting dilution from disposals, the finance charge for pensions and a higher tax rate compared with a particularly low rate last year.

•	Strong A+ balance sheet allowed for issuance of US $1.5 billion and £0.35 billion of bonds at very competitive rates.

Paul Polman, Chief Executive Officer:   "First quarter results were solid given today's trading environment, with growth of 4.8% and underlying margins maintained, before dilution from disposals. We have made good progress implementing plans to reignite volume growth, building on existing strengths and correcting competitive gaps. We will further step up innovation and brand support from the second quarter and expect this to drive an improved volume performance.  This will be achieved while protecting cash and margins for the year."

7 May 2009

In the following commentary we report underlying sales growth (abbreviated to 'USG' or 'growth') at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. We also comment on trends in operating margins before RDIs (restructuring, disposals, and other one-off items).  We may also discuss net debt, for which we provide an analysis in the notes to the financial statements.  Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS and are not intended to be a substitute for GAAP measures of turnover, operating margin, profit, EPS and cash flow. Please refer also to note 2 to the financial statements. Further information about certain of these measures is available on our website at www.unilever.com/investorrelations

OPERATIONAL REVIEW

	Turnover	Underlying
	€ millions	Sales Growth %	Volume %	Price %
Asia Africa CEE	3,575	9.5%	-0.9%	10.5%
Americas	3,156	7.2%	-1.0%	8.3%
Western Europe	2,774	-2.8%	-3.7%	1.0%
Unilever Total	9,505	4.8%	-1.8%	6.8%
Savoury, dressings & spreads	3,312	2.9%
Ice cream & beverages	1,664	4.3%
Personal care	2,807	4.0%
Home care & other	1,722	10.7%
Unilever Total	9,505	4.8%

REGIONS

Asia Africa CEE  + 9.5%:   Underlying sales growth was again broad-based across all major developing and emerging countries. Despite the strong price increases taken last year, and slowing economies, consumption of our categories has continued to grow in both volume and value. There was further trade de-stocking in the quarter in a number of countries.

We have begun the implementation of a regional supply chain centre, based in Singapore, following the successful model adopted for Europe.  We continue to build our presence in Russia, one of our strategic priorities, with the announcement of the acquisition of Baltimor, the market leader in ketchup. This follows the acquisition of Inmarko last year which gave us leadership in ice cream and which continues to exceed expectations.

The operating margin before RDIs was up by 170 basis points.

The Americas  + 7.2%:     Underlying sales continued to grow strongly with volumes improved quarter to quarter through most of the region. In the US underlying sales grew 3.8% and our consumer business returned to positive volume growth.  US foodservice was down mainly due to the exit from unbranded business. Our operations in Latin America have performed well with growth of 11% despite weakening economies.

As of the start of the year, the US, Canada and the Caribbean are being managed as part of a single multi-country organisation for North America and the integration of the businesses is well under way.

The operating margin before RDIs was up by 60 basis points.

Western Europe  - 2.8%: Market growth has been more affected by the global economic downturn than the rest of the world, and slowed further.  There has been some down-trading to private label brands.  We are stepping up our innovation, for example with the roll-out of new Dove products such as 'hair minimising' deodorant and damage repair shampoo, and strengthening support levels.  We expect these actions to result in a better volume development through the rest of the year.

At the start of the year we completed the move to a single IT platform for Europe and are increasingly leveraging this to drive operational synergies across the region.

The operating margin before RDIs was 310 basis points lower than last year in Western Europe, reflecting high commodity costs, the depreciation of sterling, and the impact of lower volumes on fixed cost recovery.

CATEGORIES

Growth across all categories has been driven by our strong global brands. We have increasingly been rolling out innovations faster across countries and regions as well as introducing new products that offer even better value for money.   We have been placing even greater emphasis on superior functional benefits in our products, backed up by clinical proofs and strong communication.

Savoury, dressings and spreads - Underlying sales growth + 2.9%

There were good performances for the Knorr savoury brand in most countries. In Germany we have lost share and are now refocusing on the core of the brand to improve our competitive position. We have been introducing Knorr stock-pots throughout Europe. In the US we are capitalising on more in-home eating with Bertolli frozen meals, 'feed your kids well' advertising for Ragú pasta sauces and encouraging the use of Hellmann's mayonnaise in sandwich making. Strong growth for Hellmann's globally is driven by the roll-out of the new 'light' version with citrus fibre and by 'goodness of mayonnaise' activities featuring natural ingredients. Volumes of margarine have been affected by falling butter prices and competition from private label. Our 'goodness of margarine' campaign has started to deliver good results and is being rolled out further.

Ice cream and beverages - Underlying sales growth + 4.3%

We have seen good growth in our indulgence ice cream brands - Magnum, benefiting from the recent 'temptation' and 'minis' ranges, and Ben & Jerry's. There was continued double-digit growth in developing and emerging markets, including a particularly strong performance in Brazil, while sales in Western Europe were maintained at around last year's level. In the US, consumption of ice cream is up, but private labels have gained some share at the expense of brands. Good growth in tea underlines the strength of the Lipton brand, with sales over €3 billion including those made by the Pepsi/Lipton joint venture. We continue to drive the move to more added value products with the roll-out of Lipton pyramid fruit tea and infusion ranges, and Lipton Linea slimming teas are building well.

Personal care - Underlying sales growth + 4.0%

Our sales held up well against a background of weaker market volumes as consumers pared back their purchases in these categories. We had an excellent start to the year in the US, driven by new advertising for Dove bar soap and new innovations such as Clinical Protection deodorants, Axe hair care products and the Vaseline For Men range.  We launched new 'hair minimising' Dove deodorant in Europe and Latin America.  The roll-out of instant whitening toothpaste using optical effect technology continued to drive share gains in oral care.  In April we completed the acquisition of the TIGI professional hair care brands which will extend our portfolio in the premium segment in the US and Europe and provide the opportunity for geographical expansion.

Home care and other - Underlying sales growth + 10.7%

Home care performed very well with double-digit growth in the first quarter. In laundry, we are building on our strong positions in D&E markets which now represent 80% of turnover. We have been introducing new products containing 'Oxymax' stain remover in South East Asia and formulations specifically designed for lower income consumers in Latin America. In Europe, we are converting consumers to concentrated liquids with the Small & Mighty range, while accelerating restructuring to improve our cost structure. Household care grew strongly in Asia and Latin America, but sales were lower in Europe.  We are driving the category with strong innovations such as Cif 'acti-fizz' and Domestos 24 hours.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS

Finance costs and tax

The cost of financing net borrowings was €138m, including €15m of one-off charges in the quarter. The average interest rate was 4.8%.

The effective tax rate was 27.0%. The underlying tax rate, before RDIs, was 27.1% compared with an unusually low rate of 23.5% last year which reflected the favourable settlement of earlier tax audits.

Joint ventures, associates and other income from non-current investments

Our share of net profit from joint ventures was €27 million. Last year's net profit of €44 million was unusually high as it included one-time gains on the extension of the Pepsi/Lipton joint venture for ready-to-drink tea.

Cash Flow

Cash flow from operating activities was €155 million lower than 2008, mainly due to one-off payments to pension schemes.  Cash generation is normally low in the first quarter due to the seasonal outflow in working capital.

Balance sheet

Working capital increased in the quarter as is usual at this time of the year. The net pension deficit has increased from €3.4 billion to €3.6 billion, reflecting lower asset values.  Currency movements are largely responsible for the increases in values of goodwill, intangible assets and property, plant and equipment.

OTHER INFORMATION

As previously announced, Unilever is currently engaged with both the European Commission and other national competition authorities in ongoing investigations in Europe. We continue to cooperate fully with all ongoing investigations.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes', or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6805 tim.johns@unilever.com or +44 20 7822 6010 trevor.gorin@unilever.com NL +31 10 217 4844 fleur-van.bruggen@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:

www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The Annual General Meetings of Unilever PLC and Unilever N.V. will be held on 13 May 2009 and 14 May 2009 respectively.

CONDENSED FINANCIAL STATEMENTS

INCOME STATEMENT

(unaudited)

€ million	First Quarter
	2009	2008	Increase/ (Decrease)
			Current rates	Constant rates

Continuing operations:

Turnover	9,505	9,571	(1)%	1%

Operating profit	1,234	1,815	(32)%	(32)%

Restructuring, business disposals and other items (RDIs) (see note 3)	(158)	393
Operating profit before RDIs	1,392	1,422	(2)%	(2)%

Net finance costs	(183)	(86)
Finance income	25	24
Finance costs	(163)	(145)
Pensions and similar obligations	(45)	35

Share in net profit/(loss) of joint ventures	27	44
Share in net profit/(loss) of associates	(1)	9
Other income from non-current investments	13	-

Profit before taxation	1,090	1,782	(39)%	(38)%

Taxation	(287)	(375)

Net profit from continuing operations	803	1,407	(43)%	(42)%

Net profit/(loss) from discontinued operations	-	-

Net profit for the period	803	1,407	(43)%	(42)%

Attributable to:
Minority interests	72	68
Shareholders' equity	731	1,339	(45)%	(45)%

Combined earnings per share
Total operations (Euros)	0.26	0.47	(44)%	(44)%
Total operations - diluted (Euros)	0.25	0.46	(44)%	(44)%

STATEMENT OF RECOGNISED INCOME AND EXPENSE

(unaudited)

€ million	First Quarter
	2009	2008

Fair value gains/(losses) on financial instruments net of tax	53	(76)
Actuarial gains/(losses) on pension schemes net of tax	(228)	77
Currency retranslation gains/(losses) net of tax	(46)	(671)

Net income/(expense) recognised directly in equity	(221)	(670)

Net profit for the period	803	1,407

Total recognised income and expense for the period	582	737

Attributable to:
Minority interests	78	37
Shareholders' equity	504	700

CASH FLOW STATEMENT

(unaudited)

€ million	First Quarter
	2009	2008

Operating activities
Cash flow from operating activities	113	268
Income tax paid	(191)	(160)
Net cash flow from operating activities	(78)	108

Investing activities
Interest received	20	38
Net capital expenditure	(225)	(217)
Acquisitions and disposals	(3)	497
Other investing activities	11	71
Net cash flow from/(used in) investing activities	(197)	389

Financing activities
Dividends paid on ordinary share capital	(16)	(39)
Interest and preference dividends paid	(91)	(61)
Change in financial liabilities	483	265
Share buy-back programme	-	(604)
Other movements on treasury stock	(8)	4
Other financing activities	(10)	(2)
Net cash flow from/(used in) financing activities	358	(437)

Net increase/(decrease) in cash and cash equivalents	83	60

Cash and cash equivalents at the beginning of the year	2,360	901

Effect of exchange rate changes	(197)	(27)

Cash and cash equivalents at the end of period	2,246	934

BALANCE SHEET

(unaudited)

€ million	As at 31 March 2009	As at 31 December 2008	As at 31 March 2008

Non-current assets
Goodwill	12,032	11,665	11,804
Intangible assets	4,568	4,426	4,353
Property, plant and equipment	6,091	5,957	5,942
Pension asset for funded schemes in surplus	305	425	2,155
Deferred tax assets	990	1,068	935
Other non-current assets	1,521	1,426	1,229
Total non-current assets	25,507	24,967	26,418

Current assets
Inventories	4,217	3,889	4,305
Trade and other current receivables	4,705	3,823	4,790
Current tax assets	207	234	239
Cash and cash equivalents	2,437	2,561	1,254
Other financial assets	394	632	167
Non-current assets held for sale	16	36	142
Total current assets	11,976	11,175	10,897

Current liabilities
Financial liabilities	(3,952)	(4,842)	(4,121)
Trade payables and other current liabilities	(7,927)	(7,824)	(8,372)
Current tax liabilities	(354)	(377)	(430)
Provisions	(724)	(757)	(868)
Liabilities associated with non-current assets held for sale	-	-	-
Total current liabilities	(12,957)	(13,800)	(13,791)
Net current assets/(liabilities)	(981)	(2,625)	(2,894)
Total assets less current liabilities	24,526	22,342	23,524

Non-current liabilities
Financial liabilities due after one year	7,931	6,363	5,678
Non-current tax liabilities	210	189	218
Pensions and post-retirement healthcare benefits liabilities:
Funded schemes in deficit	1,875	1,820	853
Unfunded schemes	2,010	1,987	2,077
Provisions	652	646	741
Deferred tax liabilities	738	790	1,294
Other non-current liabilities	183	175	226
Total non-current liabilities	13,599	11,970	11,087

Equity
Shareholders' equity	10,437	9,948	11,977
Minority interests	490	424	460
Total equity	10,927	10,372	12,437
Total capital employed	24,526	22 342	23,524

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.  The basis of preparation is consistent with the year ended 31 December 2008.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

The income statement on page 6, the statement of recognised income and expense and the cash flow statement on page 7 and the movements in equity on page 12 are translated at rates current in each period.

The balance sheet on page 8 and the analysis of net debt on page 11 are translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2008 will be delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the UK Companies Act 1985.

2 NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth, also referred to as organic growth, which we reconcile to changes in the GAAP measure turnover in note 4.  In note 7 we reconcile net debt to the amounts reported in our balance sheet and cash flow statement. We also comment on underlying trends in operating margin, by which we mean the movements recorded after setting aside the impact of restructuring, disposals and other one-off items, on the grounds that the incidence of these items is uneven between quarterly reporting periods.  In addition, we report annually against two further non-GAAP measures: Ungeared Free Cash Flow and Return on Invested Capital. Further information about these measures and their reconciliation to GAAP measures is given on our website at www.unilever.com/investorrelations

3 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs. We disclose on the face of our income statement the total value of such items that arise within operating profit. In our operating review by geographic segment and in note 4 we highlight the impact of these items on our operating margin.  The following schedule shows the impact on net profit of RDIs arising within operating profit, together with the related tax effect and also highlights the impact of similar one-off items arising elsewhere in the income statement.

€ million

	First Quarter
	2009	2008
RDIs within operating profit:
Restructuring	(158)	(124)
Business disposals	-	517
Impairments and other one-off items	-	-
Total RDIs within operating profit	(158)	393
Tax effect of RDIs within operating profit:	44	(61)
RDIs arising below operating profit:	-	24
Total impact of RDIs on net profit	(114)	356

The impact of RDIs on reported Earnings Per Share is given in note 9.

4 SEGMENTAL ANALYSIS (Continuing operations)

By geography- First Quarter

€ million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2008	3,405	3,139	3,027	9,571
2009	3,575	3,156	2,774	9,505
Change	5.0%	0.5%	(8.4)%	(0.7)%
Impact of:
Exchange rates	(4.1)%	1.9%	(3.6)%	(2.0)%
Acquisitions	1.2%	0.1%	0.0%	0.5%
Disposals	(1.2)%	(8.0)%	(2.2)%	(3.8)%

Underlying sales growth	9.5%	7.2%	(2.8)%	4.8%
Price	10.5%	8.3%	1.0%	6.8%
Volume	(0.9)%	(1.0)%	(3.7)%	(1.8)%

Operating profit
2008	410	437	968	1,815
2009	464	442	328	1,234

Operating profit before RDIs
2008	412	462	548	1,422
2009	494	482	416	1,392

Operating margin
2008	12.0%	13.9%	32.0%	19.0%
2009	13.0%	14.0%	11.8%	13.0%

Operating margin before RDIs
2008	12.1%	14.7%	18.1%	14.9%
2009	13.8%	15.3%	15.0%	14.6%

By operation - First Quarter

€ million	Savoury dressings and spreads	Ice cream and beverages	Personal care	Home care and other	Total

Turnover
2008	3,426	1,622	2,720	1,803	9,571
2009	3,312	1,664	2,807	1,722	9,505
Change	(3.3)%	2.6%	3.2%	(4.5)%	(0.7)%
Impact of:
Exchange rates	(1.2)%	(2.8)%	(0.7)%	(4.9)%	(2.0)%
Acquisitions	0.4%	1.4%	0.0%	0.6%	0.5%
Disposals	(5.4)%	(0.1)%	0.0%	(9.8)%	(3.8)%

Underlying sales growth	2.9%	4.3%	4.0%	10.7%	4.8%

Operating profit
2008	915	216	515	169	1,815
2009	440	154	514	126	1,234

Operating margin
2008	26.7%	13.3%	18.9%	9.4%	19.0%
2009	13.3%	9.3%	18.3%	7.3%	13.0%

5  TAXATION

The effective tax rate for the quarter was 27.0% compared with 21.7% for 2008. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.  The lower reported rate in 2008 reflected the favourable settlement of a number of earlier tax audits and a relatively low rate of tax on profit on disposals.

6  RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

€ million	First Quarter
	2009	2008

Net profit	803	1,407
Taxation	287	375
Share of net profit of joint ventures/associates and other income from non-current investments	(39)	(53)
Net finance costs	183	86
Operating profit (continuing and discontinued operations)	1,234	1,815
Depreciation, amortisation and impairment	261	233
Changes in working capital	(1,107)	(1,222)
Pensions and similar provisions less payments	(271)	(31)
Restructuring and other provisions less payments	(74)	(9)
Elimination of (profits)/losses on disposals	3	(540)
Non-cash charge for share-based compensation	31	22
Other adjustments	6	-
Cash flow from operating activities	113	268

7  NET DEBT

€ million	As at 31 March 2009	As at 31 December 2008

Total financial liabilities	(11,883)	(11,205)
Financial liabilities due within one year	(3,952)	(4,842)
Financial liabilities due after one year	(7,931)	(6,363)
Cash and cash equivalents as per balance sheet	2,437	2,561
Cash and cash equivalents as per cash flow statement	2,246	2,360
Add bank overdrafts deducted therein	191	201
Financial assets	394	632
Net debt	(9,052)	(8,012)

On 12 February 2009 we issued a bond comprising two senior notes: (a) US $750 million at 3.65% maturing in 5 years and
(b) US $750 million at 4.80% maturing in 10 years. On 19 March 2009 we issued senior notes of £350 million at 4.0% maturing in December 2014.

8  MOVEMENTS IN EQUITY

€ million	First Quarter
	2009	2008

Equity at 1 January	10,372	12,819
Total recognised income and expense for the period	582	737
Movement in treasury stock	(8)	(1,110)
Share-based payment credit	31	22
Dividends paid to minority shareholders	(8)	(6)
Currency retranslation gains/(losses) net of tax	(4)	(16)
Other movements in equity	(37)	(9)
Equity at the end of the period	10,927	12,437

9  COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:
(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the full year were calculated as follows:

	2009	2008

Combined EPS - Basic	Millions of units
Average number of combined share units	2,790.5	2,839.9

	€ million
Net profit attributable to shareholders' equity	731	1,339

Combined EPS (Euros)	0.26	0.47

Combined EPS - Diluted	Millions of units
Adjusted average number of combined share units	2,878.9	2,936.6

Combined EPS - diluted (Euros)	0.25	0.46

Impact of RDIs on Earnings Per Share	€		Increase/ (Decrease)
Basic earnings per share before RDIs	0.30	0.35	(13)%
Impact of RDIs	(0.04)	0.12
Basic earnings per share	0.26	0.47	(44)%

The numbers of shares included in the calculation of earnings per share is an average for the period. During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2008 (net of treasury stock)	2,789.1
Net movements in shares under incentive schemes	2.8
Share buy-back	-
Number of shares at 31 March 2009	2,791.9

10  POST-BALANCE SHEET EVENTS

On 2 April 2009 we announced the completion of our purchase of the global TIGI professional hair product business and its supporting advanced education academies.

On 29 April 2009 we announced our intention to acquire Baltimor Holding ZAO's sauces business in Russia. The acquisition includes ketchup, mayonnaise and tomato paste business under the Baltimor, Pomo d'Oro and Vostochniy Gourmand brands - accounting for turnover of around €70 million - and a production facility at Kolpino, near St Petersburg. The acquisition is subject to regulatory approval.